Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || January 10, 2024

BIRKENSTOCK ANNOUNCES fiscal first Quarter 2025 (Ended december 31, 2024) Results date and conference call; january conference participation

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK), announced today that the Company will report its fiscal first quarter 2025 (ended December 31, 2024) financial results on Thursday, February 20, 2025 before the US market open. The Company will host a conference call and live webcast with the investment community at 8:00 a.m. Eastern Time that same day.

A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 520545. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 51857. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

Additionally, the Company announced its participation in the upcoming conference:

27th Annual ICR Conference

Date: January 13-15th, 2025

Location: Orlando, FL

Company Representatives: Alexander Hoff, Vice President of Global Finance and Megan Kulick, Director of Investor Relations

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

1	BIRKENSTOCK HOLDING PLC || press release || January 10, 2024